SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  March, 2004

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:  Valerie Seager
Title:     Corporate Secretary

Date:  March 10, 2004

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated March 10, 2004

10 March 2004

Norske Skog Canada Limited Prices US$250 Million Principal Amount of Senior Notes

Norske Skog Canada Limited (the “Company”) today announced that it priced US$250 million aggregate principal amount of 7 3/8% Senior Notes due March 1, 2014 (the “Senior Notes”). The Senior Notes were offered at  par and will result in net proceeds of approximately US$245 million. The Senior Notes are being offered within the United States pursuant to Rule 144A under the Securities Act of 1933, and in certain Canadian Provinces. The Senior Notes are guaranteed by all of the Company’s material wholly-owned subsidiaries.

The net proceeds of the offering of the Senior Notes will be used to purchase or redeem the Company’s outstanding US$200 million 10% Senior Notes due 2009, including for payment of accrued interest and related fees and expenses. The Company intends to use the balance of the net proceeds of the offering for general corporate purposes.

The Senior Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the Senior Notes in any state or jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For more information contact:

Ralph Leverton

Vice-President, Finance and CFO

604-654-4040